

August 19, 2011

Via E-mail
Ms. Julie A. McGraw
Chief Financial Officer
National Interstate Corporation
3250 Interstate Drive
Richfield, Ohio 44286-9000

> **Re: National Interstate Corporation**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed on March 8, 2011**
> **File No. 000-51130**

Dear Ms. McGraw:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filings.

Consolidated Financial Statements
Notes to Consolidated Financial Statements

1. Background, Basis of Presentation and Principles of Consolidation, page 62

1. Please provide us proposed disclosure to be included in future filings that discusses your consolidation policy for the member-owned and rental captives.

3. Acquisition of Vanliner Group, Inc., page 66

2. Please address the following regarding your accounting of the Vanliner Group acquisition under ASC 805.

- Please provide us proposed disclosure to be included in future filings that discusses your accounting policy for the additional future consideration due to the seller related to the future interest earnings on certain investments. Refer to ASC 805-30-30-7.d;
- Please provide us proposed disclosure to be included in future filings that discusses your accounting policy for the contingent consideration due from the seller associated with the balance sheet guaranty. Please reference the authoritative literature supporting your accounting treatment. Your disclosure should describe the methods and key assumptions used to value the contingent consideration, how the key assumptions were determined as well as a discussion of the degree of uncertainty associated with the key assumptions; and
- Clarify to us the nature of the other assets acquired and discuss your post acquisition accounting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ibolya Ignat, Staff Accountant, at (202) 551-3656 or Lisa Vanjoske, Accounting Reviewer, at (202) 551-3614 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3854.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Accounting Branch Chief